Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

March 30, 2017

VIA: EDGAR

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attn: Kasey Robinson, Esq.

RE:	Medicine Man Technologies, Inc. (the “Company”);
Preliminary Information Statements on Schedule 14C
Filed March 6, 2017 and March 23, 2017
Response to Staff’s Letters Dated March 27, 2017 and March 28, 2017
SEC File No. 000-55450

Dear Ms. Robinson:

This letter is intended to respond to the staff’s two comment letters, above referenced. You have requested a legal analysis detailing how the Company has obtained shareholder consent in a manner that did not constitute a solicitation subject to the proxy rules.

Before providing this analysis it is important to advise the staff of the various facts involved in this matter. Specifically, it is noted that, while current management did not hold a majority of the Company’s issued and outstanding voting securities on the Record Date (as defined in each of the filed Information Statements), of the nine shareholders who provided their consent, seven are either officers or directors of the Company or family members of the same, each of whom are involved in the Company’s business affairs. The remaining three persons include the Company’s current legal counsel (the undersigned) and two founders of the Company, who currently are the Company’s general contractor and technical advisor. All of the individuals who executed the consent are intimately involved with the Company and its business affairs. As such, each of these individuals understood all issues relating to the matters addressed in the Information Statements.

Rule 14a-1(l)(1) defines the terms “solicit” and “solicitation.” In subsection (2), the terms “solicit” or “solicitation” do not apply (i) “to the furnishing of a form of proxy (or, in this case, the consent) to a security holder upon the unsolicited request of such security holder.” As such, it is submitted that none of the signing shareholders were solicited for their consent, but rather, volunteered their consent with full knowledge and understanding of the issues involved in both Information Statements due to their respective positions with the Company and their family relationships.

Securities and Exchange Commission

March 30, 2017

The consent was obtained pursuant to the laws of the state of Nevada. As indicated in the filed Preliminary Information Statements, the consents eliminate the need for a special meeting of stockholders to approve the proposals set forth in the Information Statement pursuant to Section 320 of the Nevada Revised Statutes ("NRS"), which provides that any action required or permitted to be taken at a meeting of stockholder may be taken without a meeting if a written consent is signed by stockholders holding at least a majority of the voting power of the corporation. Where an action is authorized by written consent, no meeting of stockholders need be called nor notice given.

Pursuant to the NRS, a majority of the outstanding shares of voting stock entitled to vote thereon is required in order to approve the proposed actions set forth herein. In order to eliminate the costs and management time involved in holding a special meeting of stockholders and in order to approve the Transactions, the Board of Directors decided to use the written consent of the holders of a majority of the Company’s outstanding common stock in lieu of a stockholders' meeting.

It is submitted that the requirement by the staff that the Company conduct a shareholder meeting is unduly burdensome. The Company would prefer to devote its financial resources to its business rather than incurring the cost as well as the time of management to hold such a meeting, especially when the outcome of such a meeting is a foregone conclusion.

Based on the foregoing responses to the staff's letters of comment, we believe the Company is in compliance with the provisions of both Nevada law and Section 14 of the Exchange Act.  We would therefore request the approval of the staff to file the Definitive Information Statements and disseminate the relevant notices.

Thank you for your assistance.  If we can be of any assistance in connection with the staff’s review of this matter please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

s/ Andrew I. Telsey

For the Firm

cc:    B. Roper (via email only)

         A. Williams (via email only)